# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GDL FUND, CIK 0001378701
CUSIP: 361570104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: ONE CORPORATE CENTER, ONE CORPORATE CENTER, RYE, New York (NY), 10580
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001009012-24-000004
Filed by CIK 0001009012

## Reporting persons
- ZAZOVE ASSOCIATES LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 566,124; shared voting power 0; sole dispositive power 566,124; shared dispositive power 0; aggregate amount beneficially owned 566,124 (4.8% of the class)
- Zazove Associates, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 566,124; shared voting power 0; sole dispositive power 566,124; shared dispositive power 0; aggregate amount beneficially owned 566,124 (4.8% of the class)
- Gene T. Pretti: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Nevada (NV); sole voting power 566,124; shared voting power 0; sole dispositive power 566,124; shared dispositive power 0; aggregate amount beneficially owned 566,124 (4.8% of the class)

## Item 1. Issuer
Name of issuer: GDL FUND
Address of issuer's principal executive offices: ONE CORPORATE CENTER, ONE CORPORATE CENTER, RYE, NEW YORK, 10580.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Zazove Associates, LLC, a Delaware limited liability company; Zazove Associates, Inc., an Illinois corporation and Gene T. Pretti (referred to collectively as the "Reporting Persons").
Address of principal business office or, if none, residence: The principal address of the Reporting Persons is 1001 Tahoe Blvd., Incline Village, NV 89451
Citizenship: Zazove Associates, LLC is organized under the laws of Delaware. Zazove Associates, Inc. is organized under the laws of Illinois. Gene T. Pretti is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 566,124
Percent of class: 4.8
Sole power to vote or to direct the vote: 566,124
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 566,124
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ZAZOVE ASSOCIATES LLC: Sam N. Ginocchio, CCO (01/07/2025)
- Zazove Associates, Inc.: Robert Ryan Shelby, Managing Partner (01/07/2025)
- Gene T. Pretti: Gene T. Pretti, Individual (01/07/2025)